Exhibit 99.1

	3 Months Ended	Year Ended	Year Ended
	3/31/2014	12/31/2013	12/31/2012
Earnings:
Net increase in stockholders’ equity resulting from operations	$116,992	$488,521	$508,178
Income tax expense, including excise tax	5,380	14,105	11,172
Total earnings before taxes	$122,372	$502,626	$519,350

Fixed Charges:
Interest and credit facility fees	$52,493	$171,495	$142,976
Total fixed charges	$52,493	$171,495	$142,976

Earnings available to cover fixed charges	$174,865	$674,121	$662,326

Ratio of earnings to fixed charges	3.3	3.9	4.6

Footnote disclosure:

Total realized and unrealized gains (losses) from investment transactions and capital gains incentive fee expense accrued in accordance with GAAP	$3,721	$46,475	$127,453
Earnings available to cover fixed charges excluding above	$171,144	$627,646	$534,873
Ratio of earnings to fixed charges excluding above	3.3	3.7	3.7